                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF               OCTOBER, 2000
                 ----------------------------------------

                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------


                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F      X                 FORM 40-F
                               -----                          -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES                              NO           X
                               -----                          -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].

                                          News from Royal Caribbean Cruises Ltd.


                                       Contact: Lynn Martenstein (305) 539-6573
                                                Michael Sheehan  (305) 539-6572
                                                Erin Williams    (305) 539-6153



                                     For Immediate Release




         ROYAL CARIBBEAN REPORTS RECORD THIRD-QUARTER EARNINGS

MIAMI - October 18, 2000 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced record third-quarter results today. Net income increased 18.5% to $201.5 million, or $1.04 per share, in the third quarter of 2000, compared to $170.0 million, or $0.92 per share, in the same quarter of 1999.

         Revenues were $835.2 million for the third quarter of 2000, as compared with $734.5 million for the same quarter in 1999. The increase in revenues is attributable to a 17.9% increase in capacity primarily as a result of VOYAGER OF THE SEAS and MILLENNIUM joining the fleet. Occupancy for the quarter was 109.7%, up slightly from last year's 109.0%. Net revenue yields (net revenue per available passenger cruise day) declined by about 1%. The company's profit margins improved during the quarter as compared to 1999. Approximately $6 to $8 million of this improvement can be attributable to the timing of certain marketing and other expenses, which will now be incurred in the fourth quarter of 2000.

         Net income for the nine months ended September 30, 2000 increased 20.2% to $415.3 million, or $2.15 per share, compared to $345.5 million, or $1.88 per share for the same period last year. Revenues were $2.2 billion for the nine months ended September 30, 2000, compared to $2.0 billion for the same period in 1999. Capacity was up 14.8%, while occupancy was slightly higher at 105.9%, compared to 105.4% in the prior year. Higher pricing and lower operating expenses resulted in strong growth in net income.

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ROYAL CARIBBEAN REPORTS RECORD THIRD-QUARTER EARNINGS         2,2,2,2
-----------------------------------------------------


         "We are pleased with our ability to continue to expand our business and improve our profitability," said Richard D. Fain, Chairman & Chief Executive Officer. "Despite an 18% increase in capacity, we were able to maintain pricing at last year's record levels and generate improved margins. We expect that the competitive pricing environment will continue in the short term, but the strong fundamentals of our industry remain intact. Our new ship deliveries are proving to be very successful and continue to stimulate the market for cruise vacations."

         The company has scheduled a conference call at 10 a.m. today to discuss its third quarter earnings. This call can be listened to, either live or on a delayed basis, on the company's investor relations web site at WWW.RCLINVESTOR.COM.

         Royal Caribbean Cruises Ltd. is a global cruise company, operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet currently consists of 19 vessels, with 10 additional vessels on order for delivery through 2004. For additional information about Royal Caribbean, visit the company's Internet sites on the World Wide Web at HTTP://WWW.ROYALCARIBBEAN.COM, HTTP://WWW.CELEBRITYCRUISES.COM or
HTTP://WWW.RCLINVESTOR.COM.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                            (Financial Tables Follow)

                                   # # # # # #


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                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)



                                                                 Third Quarter Ended                    Nine Months Ended
                                                                    September 30,                         September 30,
                                                        ---------------------------------       ---------------------------------
                                                              2000                1999                2000                1999
                                                        -------------       -------------       -------------       -------------
Revenues                                                $     835,210       $     734,460       $   2,223,727       $   1,962,170
                                                        -------------       -------------       -------------       -------------
Expenses
     Operating                                                444,888             393,198           1,238,666           1,130,021
     Marketing, selling and administrative                     96,650              92,787             309,338             271,480
     Depreciation and amortization                             57,506              50,250             168,725             145,944
                                                        -------------       -------------       -------------       -------------
                                                              599,044             536,235           1,716,729           1,547,445
                                                        -------------       -------------       -------------       -------------
Operating Income                                              236,166             198,225             506,998             414,725
                                                        -------------       -------------       -------------       -------------
Other Income (Expense)
     Interest income                                            1,037               2,573               4,920               4,628
     Interest expense, net of capitalized interest            (39,539)            (30,812)           (102,865)            (99,987)
     Other income (expense)                                     3,833                 (14)              6,230              26,149
                                                        -------------       -------------       -------------       -------------
                                                              (34,669)            (28,253)            (91,715)            (69,210)
                                                        -------------       -------------       -------------       -------------
Net Income                                              $     201,497       $     169,972       $     415,283       $     345,515
                                                        =============       =============       =============       =============
Earnings Per Share
     Basic                                              $        1.05       $        0.98       $        2.19       $        1.98
                                                        =============       =============       =============       =============
     Diluted                                            $        1.04       $        0.92       $        2.15       $        1.88
                                                        =============       =============       =============       =============

Weighed Average Shares Outstanding
     Basic                                                192,019,106         169,942,219         188,491,887         169,450,157
                                                        =============       =============       =============       =============

     Diluted                                              193,010,588         184,253,792         192,726,279         183,637,455
                                                        =============       =============       =============       =============


--------------------------------------------------------------------------------
                                        STATISTICS


                                                        Third Quarter       Third Quarter        Year to Date        Year to Date
                                                        -------------       -------------       -------------       -------------
                                                             2000                1999                2000                1999
                                                        -------------       -------------       -------------       -------------
Occupancy as a percentage of total capacity                     109.7%              109.0%              105.9%              105.4%

Passenger Cruise Days                                       3,562,802           3,001,719           9,618,955           8,330,453







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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ROYAL CARIBBEAN CRUISES LTD.
                                           ----------------------------
                                                   (Registrant)



Date: November 3, 2000                     By: /s/ Richard J. Glasier
                                              ----------------------------------
                                              Richard J. Glasier
                                              Executive Vice President
                                              and Chief Financial Officer